MAIL STOP 3720

May 4, 2007

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite #1708
Austin, Texas 78732

     Re: Lexicon United Incorporated
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed April 25, 2007
             File No. 333-130271

             Form 10-KSB for the year ended December 31, 2006
             Filed April 17, 2007
             File No. 0-33131

Dear Mr. Saltoun:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your changes made and response to prior comment 1 and are unable to agree. Although the number of shares offered by affiliates is a factor in the primary versus secondary analysis, it is only one factor. The total amount of securities being offered by all selling shareholders as a percentage of the total

number of shares outstanding not held by affiliates must also be considered, as well as factors mentioned in our prior comment (that the purpose of the offering is to create a market and the bullet points from our prior comment). Please revise the offering so that the terms are consistent with a primary offering or provide us your analysis in your response letter as to why the offering should be considered a secondary offering.

Prospectus Cover Page

2.   We note your changes made and response to prior comment 4 and are unable to agree. If the offering is deemed to be a primary offering, then all the selling shareholders are deemed to be underwriters. Please revise accordingly.

Prospectus Summary, page 1

3.   As requested in prior comment five, please clarify your status as a SEC reporting company, including the date your reporting obligation commenced. In the section titled "Where You Can Find More Information," provide the correct address of the Commission: 100 F Street, NE.

Plan of Distribution, page 14

4.   Revise the disclosure to make clear that selling shareholders will offer their shares at a fixed price of $1.00.

Management's Discussion and Analysis or Results of Operation, page 25

5.   As requested in prior comment 15, disclose the company's success rate in securing receivables and the impact of existing as a public company with true operations, including both cost and management resources.

6.   We note reference to various sources on page 25. Provide us with marked copies of any reports substantiating these claims or remove them.

7.   Expand the disclosure to address ATN's "10-year collections track record."

Liquidity and Capital Resources, page 31

8.   As requested in prior comment 19, allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each milestone.

9.   Please ensure that you discuss and disclose the terms of all material notes and debt obligations. In this regard, reference is made to page F-13 and to your balance sheet as of December 31, 2006.

Financial Statements

Lexicon United Incorporated and Subsidiary Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

10.   Please reclassify your "loss on disposal of fixed assets" for the year ended December 31, 2006 to reflect it as a component of operating costs and expenses in your statements of operations.

Consolidated Statements of Cash Flows, page F-5

11.   Revise your statement of cash flows to present the activity associated with "loans from financial institutions" on a gross basis by separately disclosing new borrowings and repayments, as required by SFAS 95.

Note D – Acquisition of ATN Capital E Participacoes, Ltda., page F-11

12.   We note your response to prior comment 20. Please disclose the pro forma information required by paragraph 54 of SFAS 141 for the year ended December 31, 2005, reflecting the acquisition as if it had occurred at January 1, 2005.

Form 10-KSB for Fiscal Year Ended December 31, 2006

13.   Please revise your Form 10-KSB to comply with the above comments, as applicable.

****

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        Fax: (202) 654-1804